KITTLE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2017

KITTLE CAPITAL MARKETS, LLC

CONTENTS







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kittle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 E. 96th Street, Suite 300
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Kittle (317) 846-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & miller, LLP
(Name – *if individual, state last, first, middle name*)

800 East 96th Street, Suite 500	Indianapolis	Indiana	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeffrey L. Kittle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kittle Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARQUET DEANGELO SMITH
Notary Public, State of Indiana
Hendricks County
Commission # 661189
My Commission Expires
December 04, 2022

Notary Public

Signature

Manager

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member
Kittle Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the relates notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on Kittle Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kittle Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP   800 East 96th Street, Suite 500   Tel 317.580.2000   An Affiliate of
Certified Public Accountants   Indianapolis, IN 46240   Web ksmcpa.com   KSM Business Services, Inc.

Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Kittle Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Kittle Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Kittle Capital Markets, LLC's auditor since 2013.

Indianapolis, Indiana
February 26, 2018

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

ASSETS

Cash	$	58,852
Prepaid expenses and other		9,000
TOTAL ASSETS	$	67,852

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	2,407
MEMBER'S EQUITY		65,445
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	67,852

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2017

REVENUE
Income   -

EXPENSES

Salary and benefits	27,948
Professional services	88,000
Rent	936
Delivery/Postage	69
Internet	458
Insurance	926
Office supplies	75
Licenses and permits	3,500
Education/Seminars	1,005
Travel	237
Total Expenses	123,154

OTHER INCOME

Debt Forgiveness	$ 38,512
Total Other Income	$ 38,512

NET LOSS $ (84,642)

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

MEMBER'S EQUITY AT JANUARY 1, 2017	$	40,087
Contributions		110,000
Net loss		(84,642)
MEMBER'S EQUITY AT DECEMBER 31, 2016	$	65,445

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

OPERATING ACTIVITIES		
Net loss	$	(84,642)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Debt Forgiveness		38,512
Changes in certain current assets and liabilities:		
Accounts payable and accrued expenses		(54,331)
Net Cash Used by Operating Activities		(100,461)
FINANCING ACTIVITIES		
Member's contribution		110,000
Net Cash Provided by Financing Activities		110,000
NET INCREASE IN CASH		9,539
CASH		
Beginning of Year		49,313
End of Year	$	58,852

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by the Firm's parent company, Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

The Company was approved by FINRA on July 11, 2013.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for all year before 2014.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 26, 2018, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2017, the Company had Net Capital of $56,445, which was $51,445 in excess of the required Net Capital of $5,000.

NOTE 3 - COMMITMENTS

For the year ended December 31, 2017, total rent expense was $936.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement with its affiliate for expenditures such as salaries and rent. Expenses related to this arrangement totaled $28,884 in 2017. During 2017, the Company's affiliate forgave expenses incurred in 2016 and 2017 under this arrangement totaling $38,512. Amounts due under these arrangements totaled $2,407 at December 31, 2017.

SUPPLEMENTARY INFORMATION AND REPORTS

KITTLE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

CREDITS
Total Member's Equity $ 65,445

DEBITS
    Non-allowable Assets:
       Prepaid expenses and other   9,000
         Total Non-allowable Assets   9,000

NET CAPITAL COMPUTED   56,445

MINIMUM NET CAPITAL REQUIRED   5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $ 51,445

AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses $ 2,407

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.04 to 1

RECONCILIATION OF NET CAPITAL
Net Capital Per Form X-17A-5, Part II A (FOCUS Report) $ 56,445

Net Capital Per Above $ 56,445

KITTLE CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). The Company effectuates all financial transactions on behalf of its customers on a fully-disclosed basis. Accordingly, there are no items reportable under Rule 15c3-3.



KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm
on the Exemption Report pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member
Kittle Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Kittle Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kittle Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Kittle Capital Markets, LLC stated that Kittle Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kittle Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kittle Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 26, 2018

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

Kittle Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Kittle Capital Markets LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2017.

2. Kittle Capital Markets LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2017 to December 31, 2017, without exception.

Kittle Capital Markets LLC

I, Jeff Kittle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Designated Principal
Title

February 13, 2018